Exhibit 17.1

March 3, 2010

Dear Members of the Touchmark Board of Directors and Senior Management Team:

It has been my honor to serve as your chairman during our formative years and for the last two years of our operation.  I am extremely proud of our results and the growth that our bank has reached since our opening.  We have grown to more than $130 million in assets during the most challenging time for the bank industry in our lifetimes. Our capital level is strong and our pipeline is robust. With focused attention the bank should begin to breakeven later next quarter.

I am extremely proud of our senior leadership team and each member of our Touchmark Family for the professional manner in which each of you have grown our bank.  Our recent review by the OCC strongly confirms that our bank is doing well and that we have made great progress during the past two years.

I am proud of our board and the many contributions each of you have made during our time together. We have made many decisions around the board table and together we have always worked to do what was best for our shareholders.

I have worked hundreds of hours to help lead our bank in a positive manner.   I have always been a leader who “takes the high road” and “the glass is always half full” while finding the good in everything people do.  I have been proud of our diverse board of directors. It is because of some of our cultural differences; a group of our board members see things through their lenses and are extraordinarily different for others on our board in their perspectives. I cannot support many of the recent actions and will not allow our bank to go through an expensive and nasty proxy fight under my leadership.  I am exhausted with the split in our board. Our legal cost for the management review that is being conducted has already cost our bank much more than was ever necessary.

I have searched my soul and used all my managerial skills to lead our board to a resolution that could bring us back together again.  I have come to the conclusion and what I feel is the right decision for our shareholders and our bank. I cannot get us there and something must change. Our board and our shareholders need a Chairman that can be in the bank and in the community on a daily basis.   A community bank should require that all member of the board live and work in the market area of the bank.

 I am hopeful that my decision will also encourage our other board members who are not members of our banking community to also consider this the same way.

Thank you for the past five years.  The progress and growth of our bank is more important than any of you will ever know.

I am therefore announcing my retirement from the board of directors effective today.  I am most hopeful my decision is the best one for our bank and shareholders.  I strongly encourage our board to consider appointing Dr. Kaufman or Bill Butler to the lead our bank during the interim.  At the present time there is no way that either of the Vice Chairmen can lead our board to under the current circumstances.

I wish you Godspeed and great success for the future.

Best regards,

Thomas E. Persons, Sr.